Exhibit 1

Scailex Corporation Ltd. (the “Company”)

December 6, 2006

Israel Securities Authority	Tel-Aviv Stock Exchange
22 Kanfei Hanesharim St	54 Echad Haam St.
Jerusalem 95464	Tel-Aviv 65202
(through Magna)	(through Magna)

Re:	The Company’s Interim Financial Statements as at September 30, 2006

According to the immediate report published by the Company on September 18, 2006 and to the viewpoint of the Israel Securities Authority (the “ISA”), the Company started to report in Israel according to the provisions of Chapter 6 to the Securities Law, 5728-1968 (the “Law”), which apply to corporations reporting in Israel, this, simultaneously with the Company’s reports to the United States Securities and Exchange Commission, according to the provisions of the United States Securities Law.

Due to the Company’s transition from one reporting system to another and the fact that the Company is for the first time required to submit the financial statements which were prepared according to Chapter 6 of the Law to the Tel-Aviv Stock Exchange, the Company contacted the ISA with a request to postpone the submission of the Interim financial statements as at September 30, 2006, to January 31, 2007, and this, inter alia, due to the reasons detailed below:

1.	The financial statements will be prepared in Hebrew according to the provisions of Chapter 6 of the Law and the regulations which were promulgated under the Law. The reconciliation process of the financial statements requires effort and time, and the proposed timetable will enable the Company (which is currently subject to two dual laws) to make arrangements according to the new reporting system.

2.	The Company published its Annual Report (on Form 20-F) for 2005 (which was also filed in Israel through the Magna system) and the financial statements for the previous quarters of 2006 (on Form 6-K), so that the investors will have business and financial information about the Company for 2005 and for the said quarters of 2006.

On December 6, 2006, the ISA agreed to the Company’s request, and therefore the Company will submit its Interim financial statements as at September 30, 2006 no later than January 31, 2007.

Scailex Corporation Ltd.